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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52141

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SIDOTI & COMPANY, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1177 AVENUE OF THE AMERICAS, 5th FL
(No. and Street)

NEW YORK (City) NY (State) 10036 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JAY GETTENBERG 212-668-8700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rotenberg Meril Solomon Bertiger & Guttilla, PC
(Name – *if individual, state last, first, middle name*)

369 LEXINGTON AVE, 25th FL (Address) NEW YORK (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, PETER SIDOTI, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SIDOTI & COMPANY, LLC, as of DECEMBER 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Subscribed and sworn to before me
in the county of New York, State of New York,
this 17th day of FEB, 2021

Notary's official signature

4.22.23

Commission Expiration

ALASDAIR MACKAY CLYNES
Notary Public - State of New York
NO. 01CL6390750
Qualified in New York County
My Commission Expires Apr 22, 2023

SIDOTI & COMPANY, LLC

FINANCIAL STATEMENT
(WITH REPORT OF INDEPENDENT REGISTERED PUBLIC
ACCOUNTING FIRM THEREON)

DECEMBER 31, 2020

SIDOTI & COMPANY, LLC

CONTENTS

RotenbergMeril
CERTIFIED PUBLIC ACCOUNTANTS

The Helmsley Building
230 Park Avenue
Suite 1825
New York, NY 10169

T: (212) 660-0050
F: (212) 898-9050
www.rmsbg.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Sidoti & Company, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Sidoti & Company, LLC (the "Company") as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Rotenberg Meril Solomon Bertiger & Guttilla, P.C.

Rotenberg Meril Solomon Bertiger & Guttilla, P.C.

We have served as the Company's auditor since 2015.

New York, New York
February 19, 2021

SIDOTI & COMPANY, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2020

ASSETS		
Cash and cash equivalents	$	3,712,324
Receivables from clearing brokers, including clearing deposits of $250,000		735,140
Investment banking fees receivable		98,000
Research fees receivable		131,064
Property and equipment, net		64,554
Prepaid expenses and other assets		131,095
Total Assets	$	4,872,178
LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	305,700
Bonuses payable		375,000
Commissions payable		159,892
Deferred conference fees		303,960
Deferred research revenue		184,000
SBA loan payable (Payroll Protection Program)		911,583
Due to Parent		18,000
Total liabilities		2,258,136
Member's equity		2,614,042
Total Liabilities and Member's Equity	$	4,872,178

See accompanying notes to financial statements

1. Nature of business and summary of significant accounting policies

Nature of Business

Sidoti & Company, LLC (the "Company") is a Delaware single member limited liability company formed on March 1, 1999. The Company's principal business activities are performing financial research and analysis, acting as a broker-dealer of securities, engaging in investment and financing activities and running investor conferences. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of both the Financial Industry Regulatory Agency ("FINRA") and the Securities Investors Protection Corporation ("SIPC"). In addition, the Company is a member under the Ontario Securities Commission. The Company operates as an introducing broker and does not hold funds or securities for, or owe money or securities to customers, and does not carry accounts for customers. All customer transactions are cleared through the Company's clearing broker-dealer on a fully-disclosed basis. The Company is wholly-owned by Sidoti Holding Company LLC, a Delaware limited liability company ("Holding LLC" or the "Parent"), formed on March 1, 1999.

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Certain financial statement amounts may not add or agree due to rounding.

These financial statements were approved by management and available for issuance on February 19, 2021. Subsequent events have been evaluated through this date.

Cash Equivalents

The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. The Company considers investments in money market accounts, including money market mutual funds, to be cash equivalents.

Property and Equipment

Property and equipment is stated at cost, less accumulated depreciation and amortization. The Company provides for depreciation and amortization using the straight-line method over the estimated useful lives as follows:

Asset	Estimated Useful Life
Office equipment and computer software costs	3 – 5 years
Furniture and fixtures	7 years
Leasehold improvements	Lease term

1. Nature of business and summary of significant accounting policies (continued)

Revenue Recognition

The Company accounts for revenue under the provisions of ASC 606, *Revenue from Contracts with Customers* ("ASC 606"). ASC 606 creates a single framework for recognizing revenue from contracts with customers that fall within its scope. Substantially all of the Company's services fall within the scope of ASC 606 and revenue is thus recognized as the Company satisfies its obligation to the customer in an amount that reflects the consideration to which the Company expects to receive in exchange for those goods or services.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Receivable from Clearing Broker

The Company clears customer transactions through another broker-dealer on a fully-disclosed basis. At December 31, 2020, the receivable from clearing brokers consisted mainly of commissions related to securities transactions.

Investment Banking Fees Receivable

The Company carries its investment banking fees receivable at cost less an allowance for credit losses. Upon inception, the Company evaluates its investment banking fees receivable and establishes an allowance for credit losses if necessary, based on a history of past write-offs and collections and current credit conditions. At December 31, 2020, the Company had a $98,000 investment banking fee receivable. No allowance for credit losses was deemed necessary.

Research Fees Receivable

Research fees receivable is comprised of receivables from the Company's research transactions, including the sale of Company Sponsored Research. At December 31, 2020, the Company had $131,064 in Research Fees Receivable. No allowance for credit losses was deemed necessary.

Leases

The Company accounts for leases under ASC 842, *Leases.* ASC 842 establishes a right-of-use ("ROU") model that requires a lessee to recognize a ROU asset and lease liability on the balance sheet for all leases with a term longer than 12 months. Leases are classified as finance or operating, with classification affecting the pattern and classification of expense recognition on the income statement.

Pursuant to ASC 842, at the inception of a contract, the Company assesses whether the contract is, or contains, a lease. The Company's assessment is based on: (1) whether the contract involves the use of a distinct identified asset, (2) whether it obtains the right to substantially all the economic benefit from the use of the asset throughout the period, and (3) whether it has the right to direct the use of the asset. At inception of a lease, the Company allocates

1. Nature of business and summary of significant accounting policies (continued)

Leases (continued)

the consideration in the contract to each lease component based on its relative stand-alone price to determine the lease payments. Lease liabilities and the corresponding ROU assets are recorded based on the present value of the lease payments over the expected lease term, discounted using the implicit rate or the Company's incremental borrowing rate at the lease commencement date. The ROU asset also includes any initial direct costs incurred, less any lease incentives received. Leases with a term greater than one year are recognized on the balance sheet as ROU assets and lease liabilities. In accordance with practical expedients under ASC 842, the Company does not recognize on the balance sheet leases with terms of one year or less. Additionally, for contracts with lease and non-lease components, the Company does not allocate the contract consideration and instead accounts for the lease and non-lease components as a single lease component. All ROU assets are reviewed for impairment.

As of December 31, 2020, the Company had no remaining ROU assets or associated operating lease liabilities with respect to those ROU assets, as each of its leases subject to ASC 842 ended during 2020 and were not renewed. Accordingly, the Company fully amortized the remaining balance of $285,515 of the ROU assets on its balance sheet as of December 31, 2019 during 2020. In addition, the aggregate undiscounted cash flows of associated operating lease payments of $329,615 as of December 31, 2019 declined by that same amount during 2020, and the operating lease liability as shown on the Company's balance sheet as of the end of 2019 of $322,553 was eliminated by December 31, 2020.

Income Taxes (Due to Parent)

The Company is a single member limited liability company and, therefore, does not record a provision for federal and state income taxes. Accordingly, Holding LLC reports the Company's income or loss on its income tax returns. Holding LLC is subject to New York City unincorporated business tax ("UBT") and the Company reimburses Holding LLC for taxes incurred and attributable to the Company's income, which is reported in Holding LLC's tax return. The UBT is calculated using currently enacted laws and rates and is reflected on the statements of operations of the Company using the separate return method, in accordance with GAAP. GAAP requires the consolidated current and deferred tax expense (benefit) for a group that files a consolidated tax return to be allocated among the members of the group when those members issue separate financial statements. At December 31, 2020, the Company reported UBT expenses in the Statement of Operations of $18,000 under the caption Local Income Taxes and an identical liability under the caption Due to Parent on the Company's Statement of Financial Condition.

The determination of the Company's provision for income taxes requires significant judgment, the use of estimates, and the interpretation and application of complex tax laws. Significant judgment is required in assessing the timing and amounts of deductible and taxable items and the probability of sustaining uncertain tax positions. The benefits of uncertain tax positions are recorded in the Company's financial statements only after determining a more-likely-than-not probability that the uncertain tax positions will withstand challenge, if any, from tax authorities. When facts and circumstances change, the Company reassesses these probabilities and records any changes in the consolidated financial statements as appropriate. Accrued interest and penalties related to income tax matters are classified as a component of income tax expense.

In accordance with GAAP, the Company is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized

1. Nature of business and summary of significant accounting policies (continued)

Income Taxes (Due to Parent) (continued)

is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized could result in the Company recording a tax liability that would reduce net assets. This policy also provides guidance on thresholds, measurement, de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition that is intended to provide better financial statement comparability among different entities. Management's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof.

Holding LLC files its income tax returns in the U.S. federal and various state and local jurisdictions. Generally, Holding LLC is no longer subject to income tax examinations by major taxing authorities for years before 2017. Any potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with U.S. federal, state and local tax laws. The Company's management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

Financial Instruments – Credit Losses

On January 1, 2020, the Company adopted ASU No. 2016-13, *Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments* ("ASU 2016-13"). The new guidance requires an entity to measure all expected credit losses for financial assets measured at amortized cost based on historical experience, current conditions, and reasonable and supportable forecasts as opposed to delaying recognition until the loss was probable of occurring. The Company adopted ASU 2016-13 using the modified-retrospective approach. The modified-retrospective approach requires an entity to recognize a cumulative effect adjustment to member's equity as of the beginning of the first reporting period in which the guidance is effective. As of January 1, 2020, the adoption of this standard did not have an impact on its statement of financial condition. The Company's assets within the scope of ASU 2016-13 include receivables from clearing brokers, investment banking fees receivable, and research fees receivable. For these financial instruments within the guidance's scope, the expected credit losses were determined to be immaterial considering the counterparty's credit quality, an insignificant history of credit losses, or the short-term nature of the credit exposures.

2. Revenue from contracts with customers

Information on Remaining Performance Obligations

The Company does not disclose information about remaining performance obligations pertaining to contracts that have an original expected duration of one year or less, which represent all of its performance obligations. These performance obligations generally relate to our Seminar and Conference income, which is expected to be resolved within three months of December 31, 2020 and Company Sponsored Research Income, which is expected to be resolved within 12 months or less as of December 31, 2020.

2. Revenue from contracts with customers (continued)

Contract Balances

The timing of the Company's revenue recognition may differ from the timing of payment by its customers. The Company records a receivable when revenue is recognized prior to payment and it has an unconditional right to payment. Alternatively, when payment precedes the provision of the related services, the Company records deferred revenue until the performance obligations are satisfied.

The Company had receivables related to revenues from contracts with customers of $964,204 at December 31, 2020 (inclusive of $250,000 in clearing deposits). It expects to recognize the entirety of this receivable (excluding the clearing deposit) during 2021. On January 1, 2020, the Company had receivables related to revenues from contracts with customers of approximately $697,366 (inclusive of $250,000 in clearing deposits). It had no significant impairments to these receivables during the year ended December 31, 2020. The Company's deferred revenue primarily relates to prepaid conference fees and upfront CSR payments where the performance obligation has not yet been satisfied. For the year ending December 31, 2020, the Company recognized substantially all of the approximate $469,000 in revenue that was deferred as of December 31, 2019.

Contract Costs

The Company capitalizes costs to fulfill contracts associated with investment banking advisory engagements where the revenue is recognized at a point in time and the costs are determined to be recoverable. It also capitalizes direct costs associated with hosting a conference. Capitalized cost to fulfill a contract are recognized at the point in time that the related revenue is recognized, which at times may involve a good faith estimate of the relevant costs prior to settlement.

At December 31, 2020, capitalized costs to fulfill contracts were $10,000, which are recorded as Prepaid Expenses in the Company's Statement of Financial Condition. We did not recognize the $10,000 in expenses related to costs to fulfill contracts that were capitalized as of December 31, 2019, since we did not ask for reimbursement of a conference-related venue deposit in anticipation of utilizing the facility once health regulations once again permit large group gatherings. No significant impairment charges were recognized in relation to any capitalized costs during the year ended December 31, 2020.

3. Net capital requirement

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash distributions paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2020, the Company's net capital was $2,152,978 which was $2,052,978 in excess of its minimum requirement of $100,000.

Under the clearing arrangement with the clearing broker-dealer, the Company is required to maintain a certain minimum level of net capital. At December 31, 2020, the Company was in compliance with such requirement.

4. Commitments

Contractual Obligations

The Company is obligated under various contracts and licensing agreements for their database management systems, certain data services and telephonic/internet-related lines and services, which expire through 2023. The Company is also obligated under various contracts for certain data services on a year-to year basis. Expenses under these agreements for the year ended December 31, 2020 was $188,863.

The approximate future minimum contractual commitments under the terms of the agreements, as of December 31, 2020, are approximately as follows:

Year Ending December 31,	
2021	$79,408
2022	1,440
2023	1,320
	$82,168

Beginning in September 2020, the Company rented office space in New York City on a month-to-month basis.

Borrowings

The Company has a Loan and Security Agreement with its bank that currently expires on August 31, 2021. The financing provided the Company with a secured revolving credit loan in the aggregate principal of $2,000,000. The line of credit is secured by substantially all of the assets of the Company and a guarantee from the managing member of Holding LLC. The agreement also requires the Company to maintain a debt to tangible net worth ratio (as defined) of less than 1.5 to 1. The loan bears interest at the Wall Street Journal prime rate, with the interest rate set at a minimum of 4%. As of December 31, 2020, the Company had no borrowings under the line of credit agreement. For Information on our SBA Loan, please see Note 11.

5. Off-balance-sheet risk and concentrations of credit risk

Pursuant to its clearing agreements, the Company introduces all of its securities transactions to its clearing broker on a fully-disclosed basis. At December 31, 2020, the receivables from the clearing broker represents commissions receivable earned as an introducing broker for the transactions of its customers. Under certain conditions, as defined in the clearing agreements, the Company has agreed to indemnify the clearing brokers for losses, if any, which the clearing brokers may sustain from carrying securities transactions introduced by the Company and must maintain, at all times, a clearing deposit of not less than $250,000. In accordance with industry practice and regulatory requirements, the Company and the clearing brokers monitor collateral in the securities transactions introduced by the Company.

5. Off-balance-sheet risk and concentrations of credit risk (continued)

In the normal course of business, the Company's customer activities involve the execution, and settlement of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company maintains principally all its cash and cash equivalents in three financial institutions, which generally exceed the amounts insured by the Federal Deposit Insurance Corporation ("FDIC"), or in the case of its money market mutual fund holdings, the Securities Investor Protection Corporation ("SIPC"). The Company's exposure is solely dependent upon daily bank and brokerage account balances, as the case may be, and the respective strength of the financial institutions. The Company has not incurred any losses on these accounts. At December 31, 2020, amounts of cash and equivalents held in the aggregate (excluding money market mutual funds) were in excess of FDIC insured limits by $1,966,959. Of the Company's holdings of money market mutual funds, approximately $785,000 was in excess of SIPC insured limits at such date.

6. Property and equipment

Details of property and equipment at December 31, 2020 are as follows:

Office equipment	$ 287,875
Computer software	364,757
	652,632
Less accumulated depreciation and amortization	588,078
	$ 64,554

7. Exemption from Rule 15c3-3

The Company is exempt from the SEC Rule 15c3-3 pursuant to the exemptive provisions of sub-paragraph (k)(2)(ii) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

8. Retirement plan

The Company has a retirement plan (the "Plan") under Section 401(k) of the Internal Revenue Code, which covers all eligible employees. The Plan provides for voluntary deductions of up to 60% of the employee's salary, subject to Internal Revenue Code limitations. In addition, the Company can elect to make discretionary contributions to the Plan. For the year ended December 31, 2020, the Company elected not to make a contribution.

9. Contingencies

In management's opinion, as of the date of this report, the Company is not engaged in any legal proceedings which individually or in the aggregate are expected to have a materially adverse effect on the Company's results or financial condition. During the year ended December 31, 2019, FINRA performed an examination of the Company which has resulted in some of the findings being referred to FINRA's Enforcement Department for its review and disposition. This examination is still ongoing as of the date of this report. The Company does not believe penalties or fines, if any, that may be imposed by FINRA individually or in the aggregate will have a materially adverse effect on the Company's results or financial condition.

10. Due to Parent

As of December 31, 2020, the Company was indebted to the Parent for $18,000 for UBT Taxes. There are no other significant transactions or expense sharing arrangements among the Company and the Parent.

11. SBA Loan

In April 2020, the Company entered into a Small Business Administration ("SBA") Loan under the Payroll Protection Program of the Coronavirus Aid, Relief and Economic Security Act, which was enacted on March 27, 2020 in an aggregate principal amount of $911,583, all of which remains outstanding. The SBA Loan is evidenced by a Note. Subject to the terms of the Note, the SBA Loan bears interest at a fixed rate of one percent (1%) per annum, with the first six months of interest deferred, has a term of two years, and is unsecured and guaranteed by the SBA. At least 60% of the proceeds of each Loan must be used for payroll and payroll-related costs, in accordance with the applicable provisions of the federal statute authorizing the loan program administered by the SBA and the rules promulgated thereunder (the "Loan Program"). The Note provides for customary events of default including, among other things, cross-defaults on any other loan with the lending institution. The SBA Loan may be accelerated upon the occurrence of an event of default.

The Company has elected to treat the SBA Loan as debt under FASB ASC 470. As such, the Company will derecognize the liability only when the loan is forgiven in whole or in part and the Company is legally released or repays the loan.

The Company used the $911,583 of loan proceeds for allowed payroll and benefits expenses and expects the vast majority of the loan, if not all, will be forgiven. The Company has applied to the forgiveness to TD Bank, which made the SBA Loan. TD Bank has accepted the application and the Company expects TD Bank will submit it to the SBA for final approval in accordance with the applicable provisions of the federal statute authorizing the Loan Program, if it has not already done so. The SBA will, subject to any SBA review of the loan or loan application, remit the appropriate forgiveness amount to TD Bank, plus any interest accrued through the date of payment, not later than 90 days after the lender issues its decision to the SBA. No assurance can be given that the Company will obtain forgiveness of the loan in whole or in part.

11. SBA Loan (continued)

If the loan is not ultimately forgiven, Interest will start accruing the day the loan is originated. Repayment will be made with monthly payments deferred to the date of the loan forgiveness decision. The Company expects to receive a loan decision by a date during April 2021. If the forgiveness is not forthcoming in full, the Company will begin making monthly principal and interest payments on the outstanding principal balance of the loan amortized over the remaining term of the loan. The remaining unpaid principal balance, along with all accrued and unpaid interest, shall be due and payable on the maturity date, which is two years from the date of the Note.

12. Impact of COVID-19 on Financial Condition

The ramifications of the outbreak of the novel strain of COVID-19, reported to have started in December 2019 and spread globally, are filled with uncertainty and changing quickly. Our operations have continued during the COVID-19 pandemic and the pandemic has not had a material impact on our financial condition.

The Company is operating in a rapidly changing environment so the extent to which COVID-19 impacts its business, operations and financial results from this point forward will depend on numerous evolving factors that the Company cannot accurately predict. Those factors include the following: the duration and scope of the pandemic; governmental, business and individuals' actions that have been and continue to be taken in response to the pandemic; and the availability testing, the effectiveness of certain other health mandates and the timing of vaccine distribution.